Exhibit 21.1
Subsidiaries of Armstrong Flooring, Inc.
December 31, 2016

The following is a list of subsidiaries of Armstrong Flooring, Inc., omitting certain subsidiaries, which, when not considered in the aggregate, but as a single subsidiary, would not constitute a significant subsidiary.

U.S. Subsidiaries                         Jurisdiction of Incorporation
Armstrong Wood Products, Inc.                    Delaware
HomerWood Hardwood Flooring Company                Delaware
Armstrong Hardwood Flooring Company                Tennessee

Non-U.S. Subsidiaries                        Jurisdiction of Incorporation
Armstrong Flooring Pty Ltd.                    Australia
AFI Canada Ltd.                            Canada
Armstrong Advanced Flooring (China) Co. Ltd.            China
Armstrong Flooring Hong Kong Limited                Hong Kong